TASEKO ANNOUNCES ANOTHER QUARTER OF STRONG COPPER AND
MOLYBDENUM PRODUCTION AT GIBRALTAR

April 13, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce first quarter Gibraltar Mine production of 41.3 million pounds of copper and 0.9 million pounds of molybdenum. These production results represent a continuation of the strong operating performance in the fourth quarter of 2016 in which Gibraltar produced 40.7 million pounds of copper and 0.8 million pounds of molybdenum.

Total sales for the first quarter of 2017 were 40.8 million pounds of copper and 0.9 million pounds of molybdenum.

Gibraltar’s operating performance in the first quarter was in line with management expectations and the mine continues to benefit from higher than average ore grade. For the second straight quarter since it was restarted, Gibraltar’s molybdenum plant operated at design capacity. Revenue from molybdenum sales provides a significant by-product credit towards total operating costs. Total operating costs (C1) were approximately 5% to 10% lower than the previous quarter costs of US$1.48 per pound, as a result of increased molybdenum by-product credits and reduced site operating costs.

Russell Hallbauer, President and CEO of Taseko, stated, “Gibraltar throughput, grade and recoveries were all in line with our operating budget and the previous quarter. The strong operational results will translate into another quarter of impressive financial results as operating costs remained low and copper and molybdenum pricing were both higher.”

“The LME average price in the first quarter was roughly US$2.65 per pound, ten percent higher than the fourth quarter last year. Molybdenum pricing has steadily been rising as well and is now close to US$9.00 per pound, from approximately US$7.50 per pound last quarter. We believe that in spite of some South American mines restarting over the past few weeks, the market will benefit from improving global demand and a tight copper supply going forward,” concluded Mr. Hallbauer.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.